vnu

02 DEC 30 AM 8:45

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

**Corporate Communications /
Investor Relations**

02060862

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Date December 17, 2002
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Subject **ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **VNU RAISES 2002 EARNINGS FORECAST**, dated December 17, 2002.

With kind regards,
VNU bv

Rob de Meel
Director

dlw 1/8

vnu

ADR file number 82 - 2876

Press release

Date December 17, 2002

TRADING UPDATE

VNU RAISES 2002 EARNINGS FORECAST

- **Company expects cash earnings per share to grow approximately 5%, up from previous forecast of approximately 3%**
- **On a pro forma, constant-currency basis, cash earnings per share are expected to be up approximately 13% versus 2001**
- **VNU expects improved credit statistics**

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that, based on current information on second-half developments, it expects an increase of approximately 5% in its 2002 cash earnings per share - earnings per share before goodwill charges and extraordinary items - compared with 2001. In its 2002 half-yearly report, released in August, the company forecasted an increase of approximately 3%, assuming a USD/EUR parity in the second half of 2002.

"VNU's improved outlook for 2002 provides clear evidence that our business strategy is working, and yielding the improved results we had anticipated," said Rob van den Bergh, Chairman and CEO of VNU. *"The two flagships within marketing and media information, being ACNielsen and Nielsen Media Research, continue to show strong topline growth and operating performance. Overall, our rebalanced business portfolio - with its greater focus on must-have marketing, media and business information - is delivering solid growth, and demonstrating its resilience in the face of challenging economic conditions. This performance, coupled with our continuous drive to take costs out of the business, enabled us to deliver increased cash earnings per share and improved credit statistics for 2002."*

A comparison with pro forma 2001 cash earnings per share at constant currencies provides a better insight into the underlying trends of the existing portfolio of activities. Excluding the Consumer Information and Educational Information groups, which were divested last year, and including ACNielsen on a full-year basis (ACNielsen was acquired in February 2001), 2001 pro forma cash earnings per share were EUR 1.67 as disclosed in the 2001 annual report.

vnu

Press release

Compared with this figure, the company expects its 2002 cash earnings per share to increase by approximately 13%, on a constant US dollar exchange rate. In 2002, the average USD/EUR rate is expected to be 1.06, compared with a 2001 average rate of 1.12.

Forecast by Group

For the full year, the **Marketing Information** group is expected to show pro forma organic net revenue growth in line with the growth rate of 5% in the first half of 2002. Also operating income is expected to advance substantially and full-year operating margin is expected to increase by approximately 1% compared to the pro forma 2001 operating margin. ACNielsen, which accounts for the bulk of the Marketing Information activities, is expected to deliver full-year growth in line with the strong performance it delivered in the first half of 2002, when it posted pro forma organic net revenue growth of around 7%.

In the **Media Measurement & Information** group, pro forma organic net revenue growth for the full year is expected to be somewhat lower than the growth achieved in the first half of 2002. However, the group is expected to deliver substantial growth in operating income, especially because of continued strong operating performance at Nielsen Media Research in the United States. The full-year operating margin of this group is expected to increase by approximately 1%. Nielsen Media Research in the United States expects organic net revenues to increase by approximately 9% for the full year. As previously indicated, NetRatings, in which VNU has a majority interest of 65%, is expected to reduce its operating loss substantially in the second half of 2002.

Total operating income of the **Business Information** group is expected to be slightly lower than in 2001, as the worldwide advertising markets for trade publications continued to be weak. In the second half of 2002, the group's advertising revenues are expected to decline in Europe by approximately 26% and in the United States by approximately 8%, compared with the second half of 2001. This decline will be largely offset by the impact of substantial cost reductions. Meanwhile, the company's trade show business, which generates the majority of the group's operating income, is expected to show a slight increase for the full year.

The **Directories** group is expected to perform in line with the company's forecast for the full year. On a pro forma basis (including 100% of Golden Pages Ireland in both 2001 and 2002), full-year net revenues are expected to be slightly lower and total operating income to be at approximately the same level as last year. Golden Pages Ireland is expected to contribute fully according to our expectations.

Press release

Finances

The company expects a substantial improvement in its credit statistics for 2002. Net debt is expected to be in the range of EUR 3.7 to EUR 3.8 billion, versus EUR 4.2 billion at year-end 2001.

For 2002 as a whole, VNU expects the interest coverage ratio - total operating income before goodwill amortization and impairment charges plus interest income, divided by interest expense - to improve to a range of 4.1 – to 4.4 compared with 3.1 in 2001. The company expects the differently defined interest coverage ratio in the loan documentation of long-term non-public debt to amount to a range of 5.6 – to 5.9 in 2002. This ratio amounted to 4.1 in 2001.

As in the first half, the effective tax rate is expected to be approximately 27%. In 2001 this rate was 34%. The difference is mainly due to the divestitures of the Consumer Information and Educational Information groups and the available net operating losses in the United States. The effective tax rate is calculated as income taxes expressed as a percentage of earnings from ordinary activities before income taxes plus non tax-deductible goodwill charges.

Capital expenditures in 2002 are expected to be in the range of EUR 200 to EUR 210 million, compared with EUR 239 million in 2001.

VNU expects an impairment charge in 2002 in the range of EUR 30 to EUR 40 million (approximately 0.5% of intangible fixed assets), due to the decline in advertising in the trade magazines of the Business Information group. This charge will not affect VNU's cash earnings per share.

During the second half of 2002, VNU made a final arrangement on the divestiture of the Consumer Information group with SanomaWSOY regarding the closing balance sheet per the transaction date (September 30, 2001). This led to a cash outflow of EUR 12 million, which had been provided for in 2001 and therefore has no impact on the consolidated statement of earnings in 2002.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4 billion.

Press release

Forward looking statements

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.

Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Press contacts	Maarten Schikker	telephone	+ 31 23 546 36 00
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00